June 12, 2014
Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:    Ms. Linda Cvrkel
Ms. Claire Erlanger
Re:    Live Nation Entertainment, Inc.
Form 10-K for the year ended December 31, 2013
Filed February 24, 2014
File No. 001-32601

Ms. Cvrkel and Ms. Erlanger:
Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated May 29, 2014 with respect to the Company’s Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”). For your convenience, the comments provided by the Staff have been included herein together with Live Nation’s responses.
In certain of Live Nation’s responses, the Company has agreed to change or supplement the disclosures in its future filings.  The Company is doing that in the spirit of cooperation with the Staff, and not because the Company believes that its prior filings are materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
The Company acknowledges the following:

●	Live Nation is responsible for the adequacy and accuracy of the disclosure in the 2013 Form 10-K;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2013 Form 10-K; and

●	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.
Very truly yours,

Brian J. Capo
Senior Vice President and Chief Accounting Officer
cc:    Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Ticketing Results of Operations, page 48
Year Ended 2013 Compared to Year Ended 2012, page 48

Comment 1: We note your disclosure indicating that depreciation expense was higher in 2013 due to higher amortization of non-recoupable contract advances in the Ticketing segment. We also note from your disclosure in Note 1 that this amortization expense was $73.6 million in 2013 compared to $43.1 million in 2012. Please explain to us and in MD&A why you had such a significant increase in the amortization of non-recoupable contract advances during 2013.

Response: Depreciation and amortization related to the Ticketing segment increased by $25.5 million in 2013 ($73.6 million versus $48.1 million) as a result of higher amortization from non-recoupable ticketing contract advances. The higher amortization from these advances resulted from an increase in the amount of large nonrecoupable advances paid. 2013 was a year impacted by the renewal of a number of more significant contracts that had expired as well as the continued addition of new contracts requiring advances as negotiated in the normal course of business, and which are amortized over the life of the contracts. The Company agrees that providing additional discussion in its filings for an increase in amortization of this amount could be useful to investors and will do so in future filings.

Critical Accounting Policies and Estimates, page 60
Goodwill, page 64

Comment 2: We note that in a letter to the staff dated April 19, 2013, in response to our prior comment 3, you agreed to expand your discussion in Critical Accounting Policies and Estimates – Goodwill and Note 1 – The Company and Summary of Significant Accounting Policies – Goodwill to discuss the ranges of key inputs used and the related sensitivity analysis used in your impairment analysis of goodwill. However, it does not appear that your discussion in Critical Accounting Policies and Estimates has been revised to include this additional disclosure. Please revise your discussion in the Critical Accounting Policies section of MD&A to include the disclosures that you previously agreed to provide.

Response: The Company did previously agree to provide this disclosure in the Critical Accounting Policies and Estimates section of its Management’s Discussion and Analysis. Subsequently, however, in an effort to reduce redundancy within its filings and pursuant to Section V of Securities Act Rel. No. 33-8350 which requires, if applicable, discussion that supplements, but does not duplicate, the discussion in the footnotes, the Company decided to not include the discussion in this section of its Management’s Discussion and Analysis. However, the Company recognizes that it did agree to do so, and given the forward-looking perspective of this section of its filings and the potential usefulness of this disclosure toward that end, the Company will include it in future filings.

Notes to the Financial Statements
Note 1. The Company and Summary of Significant Accounting Policies, page 72
Advertising Expense, page 76

Comment 3: We note your disclosure that you record advertising expense in the year that it is incurred. Throughout the year, general advertising expenses are recognized as they are incurred but event-related advertising for concerts is recognized once the show occurs. However, all advertising costs incurred during the year and not previously recognized are expensed at the end of the year. Please explain to us how this policy is in compliance with the guidance outlined in ASC 720-35-25. It appears that your policy expenses the appropriate amount within the applicable fiscal year, however it may result in inappropriate amounts recorded for purposes of quarterly financial reporting. Please advise or revise accordingly.

Response: We believe that ASC 720-35-15-3(b) indicates that the guidance in ASC 720-35 further refers entities to the guidance in ASC 270 Interim Reporting. ASC 270-10-45-9(d) stipulates that advertising costs may be deferred within a fiscal year if the benefits of an expenditure clearly extend beyond the interim period in which the expenditure is made. Live Nation’s event-related advertising for its concerts is one of the primary ways in which the Company communicates to the general public when tickets for a future event are going on sale, the date of the concert and how a ticket can be purchased. The advertising campaign regarding the on-sale date and continued advertising of the upcoming event can, and often does, begin in a different quarter than the quarter in which the event takes place, as advanced advertising is critical to the success of a majority of events. Ticket sales occur from the on-sale date through the date of the event. While Live Nation does not believe it has sufficient evidence to link individual ticket sales to specific advertising campaigns, as there are other methods through which the general public also becomes aware of upcoming events, the Company does believe that the benefits of its advertising campaigns clearly extend beyond the interim period in which the expenditure is incurred, when the event date is subsequent to the current interim period. Live Nation only defers advertising costs within the interim periods of a fiscal year where the events are scheduled to occur in subsequent periods and properly expenses at year end any remaining expenditures incurred during the current fiscal year for events occurring in the next fiscal year. In addition, the majority of the Company’s advertising expense is recognized in the second and third quarters of the same year in which it is incurred due to the seasonal nature of events at outdoor amphitheaters and festivals, which occur primarily in May through September. Therefore, the Company believes its policy for advertising expense is in compliance with the guidance outlined in both ASC 720-35 and ASC 270.

Note 2. Long-Lived Assets, page 77
Definite-lived Intangible Assets, page 78

Comment 4: We note that footnote (1) to your table on page 79 indicates that “other” includes netdowns of fully amortized or impaired assets, plus in 2013, a reclassification from indefinite-lived intangible assets due to a change in the asset’s estimated useful life. Please provide us with additional details as to the nature and amount of this reclassification transaction during 2013. As part of your response, please indicate the nature and specific timing of the events or circumstances that occurred during 2013 which resulted in the reclassification of this asset from an indefinite-lived asset to one with a defined useful life. Also, as we would expect that if there was a transfer from indefinite lived intangible assets to definite lived intangible assets, the gross carrying amount of such assets would increase rather than decrease. Please advise us of why this did not occur.

Response: The reclassification from indefinite-lived intangible assets consisted of a trade name for an e-commerce business that had a gross carrying amount of $1.2 million. In the first quarter of 2013, management concluded that the useful life of the trade name was no longer indefinite due to plans that indicated that the trade name would be phased out. However, the gross carrying amount of definite-lived intangible assets that were netted down because they were fully amortized or had been impaired exceeded the gross carrying amount of the reclassification, resulting in an overall reduction to the “other” line item for the gross carrying amount of definite-lived intangible assets during 2013.

Goodwill, page 81

Comment 5: We note your disclosure that a quantitative analysis was performed for two reporting units that account for approximately 19% of the Company’s goodwill and an assessment of the implied fair value of goodwill was performed for one reporting that accounts for approximately 15% of your goodwill due to a negative carrying value. Please tell us if any of your reporting units were at risk of failing Step 1 of the impairment analysis (as defined in ASC Topic 350). For any reporting units that are at risk of failing step one, please revise your disclosure in MD&A to provide the following
■ The percentage by which fair value exceeded carrying value as of the date of the most recent test;
■ The amount of goodwill allocated to the reporting unit;
■ A description of the methods and key assumptions used and how the key assumptions were determined;
■ A discussion of the degree of uncertainty associated with the key assumptions; and
■ A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: The Company did not believe that any of its reporting units were at risk of failing Step 1 as of the reporting date. This conclusion was reached based on consideration of the respective reporting units’ quantitative test results, as well as expectations of future performance, trends in carrying values, discount rates and market multiples and the results of sensitivity tests. However, the Company agrees that, given the same facts in future periods it should assert and disclose that no reporting units are at risk or make the disclosures you note above if any reporting unit is at risk.

Investments in Nonconsolidated Affiliates, page 82

Comment 6: We note your disclosure indicating that for the year ended December 31, 2013, your investments in Venta de Boletos por Computadora S.A de CV, a 33% owned entity, and Three Six Zero Grp Limited, a 50% owned artist management company, were individually significant. We also note from your disclosure on page 116 of your Form 10-K that under Rule 3-09 of Regulation S-X, you are required to file audited financial statements of Venta de Boletos por Computadora S.A. de CV, and you intend to file these financial statements in an amended Form 10-K on or before June 30, 2014. Please explain to us how you evaluated the significance of your investment in Three Six Zero Grp Limited under Rule 3-09 of Regulation S-X and explain why you do not intend to provide audited financial statements of this entity. If your investment in this entity is significant at or in excess of the 20% level indicated in Rule 3-09, please revise to include audited financial statements of Three Six Zero Grp Limited for the appropriate financial statement periods.

Response: The Company performed its test under Rule 3-09 of Regulation S-X for Three Six Zero Grp Limited (“TSZ”) and concluded that the Company was not required to include separate financial statements for TSZ for 2013. The Company’s calculations and results related to TSZ are as follows:

1.	Investment test – Live Nation’s investment in, and advances to, TSZ was divided by Live Nation’s total consolidated assets, which resulted in a significance level of less than 1%.

2.
Income test – Live Nation’s share of TSZ’s income before taxes was divided by the absolute value of Live Nation’s loss before income taxes and after amounts attributable to noncontrolling interests excluding Live Nation’s share of TSZ’s income before taxes, which resulted in a significance level of 19%. Please note that the Company has incurred a loss before income taxes and after amounts attributable to noncontrolling interests in each of the past five years; therefore the current year loss before income taxes and after amounts attributable to noncontrolling interests was used for this test as income averaging was not applicable.

As the results of both the investment test and the income test were below the 20% significance level, the Company concluded that it was not required to file audited financial statements for TSZ in 2013.

Note 14. Quarterly Information, page 109

Comment 7: We note your disclosure that in May 2013 you completed the sale of a theater in New York and recognized a gain of $21.9 million in the second quarter, $7 million in the third quarter, and a loss of $4 million in the fourth quarter of 2013. Please explain to us why you recorded these gains and losses associated with the sale of the theatre over three quarters, rather than recording the entire gain in the second quarter at the time of the sale. As part of your response and your revised disclosures, please explain in further detail the nature of the gains and losses that were recognized in the third and fourth quarters in connection with the sale of this theatre.

Response: The Company recorded these impacts from the sale of the theater in New York due to three separate and distinct events related to the sale. In the second quarter of 2013, the Company recognized the initial impact from the sale comprised primarily of the purchase price received less the net assets sold. Impacting that initial gain was a liability reflecting management’s best estimate of a union pension withdrawal liability payment related to this theater that was considered probable at the time of filing of the second quarter Form 10-Q, based on correspondence solicited by the Company and received from the applicable union prior to the sale. In October of 2013, the Company received final correspondence from the union concluding that the Company ultimately would have no withdrawal liability obligation to its pension fund. As such, the Company appropriately reversed the $7 million accrual for this obligation in the third quarter of 2013.

Also under the terms of the sale agreement, the Company had a contingent obligation to the purchaser if the production that was in the theater at the time of the sale subsequently closed before a specified period. At the time of the sale, there was no expectation or known event that would have indicated that the production would close early. The production had substantial attendance and ticket sales through the date of the theater’s sale, and had run for a number of years already. However, in the fourth quarter of 2013, upon the announcement of the closing of the show in the press based on information from the operators of the show, the Company recorded a $4 million liability which was the expected ultimate liability under the contingent obligation. The Company received the official notice letter regarding this contingent obligation from the purchaser in January of 2014. As the Company determined the value of the obligation to be zero at the time of the sale, but it subsequently became probable in the fourth quarter of 2013, the Company believes the timing of this accrual was appropriate.

Comment 8: We note your disclosure that you recorded charges of $4.9 million, $4.1 million, and $1.5 million in the second, third and fourth quarters of 2013, respectively, for the acceleration of amortization related to changes in estimates of certain venue management and leasehold intangible assets in the Concert segment. Please explain to us the nature of these changes in estimates and tell us why they occurred over several quarters during 2013.

Response: The majority of the accelerated amortization relates to changes in the estimated useful lives of two definite-lived intangible assets and one indefinite-lived intangible asset. The discussion that follows is in descending order of significance in relation to the total amount of accelerated amortization reported for the full year. The largest item relates to a change in the estimated useful life of a venue management and leasehold definite-lived intangible asset in the Company’s Concerts segment. At the end of the first quarter of 2013, the Company executed a termination agreement which accelerated the expiration date of a lease agreement for a theater resulting in the lease expiring in the third quarter of 2013 and thereby reducing the remaining useful life from 18 months to five months. The Company disclosed the impacts that this change in estimate had on amortization in both the second and third quarters’ Forms 10-Q. The second item relates to a change in the estimated useful life of a technology definite-lived intangible asset in the Company’s Ticketing segment. During the second quarter of 2013, management finalized a plan to migrate one of its international markets with multiple ticketing platforms to a single ticketing platform. The migration plan was expected to be completed by the end of 2013 so the remaining useful life was reduced from 36 months to nine months. The final item relates to a change in the estimated useful life of an indefinite-lived trade name intangible asset in the Company’s Ticketing segment discussed in the response to comment #4 above. In the first quarter of 2013, management concluded that the useful life of the trade name was no longer indefinite due to plans to begin phasing out this trade name. Management established a useful life of one year based on its expectation of continued use of this trade name. These three items represent 93% of the total amount of accelerated amortization disclosed for the year.

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